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                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                     FORM 10-C

                  REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                            INTERDEALER QUOTATION SYSTEM

                    Filed pursuant to Section 13 or 15(d) of the
                  Securities Exchange Act of 1934 and Rule 13a-17
                                or 15d-17 thereunder

                              LIFEQUEST MEDICAL, INC.
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                   (Exact name of issuer as specified in charter)

           9601 McAllister Freeway, Suite 1120, San Antonio, Texas  78216
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                      (Address of principal executive offices)

Issuer's telephone number, including area code  (210) 366-2100
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                     I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.     Title of Security           Common Stock, $.001 par value
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2.     Number of shares outstanding before the change           3,793,205
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3.     Number of shares outstanding after the change            4,393,205
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4.     Effective date of change    November 27, 1996
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5.     Method of change:

       Specify method (such as merger, acquisition exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

              Issuance of shares
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       Give brief description of transaction:

              Pursuant to a Plan of Merger, and Acquisition Agreement dated November 27, 1996 (the "Agreement"), Klein Medical, Inc., a Texas corporation ("KMI"), was merged with and into Klein Medical Acquisition Co., a Nevada corporation ("KMAC"), and a wholly owned subsidiary of LifeQuest Medical Inc., a Delaware corporation ("LifeQuest"), with KMAC as the surviving corporation. As provided in the Agreement, all the issued and outstanding shares of KMI common stock, $1.00 par value, were converted into the right to receive an aggregate of 600,000 shares of LifeQuest common stock, $.001 par value.
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                            II. CHANGE IN NAME OF ISSUER

6.     Name prior to change        N/A
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7.     Name after change           N/A
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8.     Effective date of charter amendment changing name               N/A
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9.     Date of shareholder approval of change, if required             N/A
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Date:  December 6, 1996                            /s/ Randall K. Boatright
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                                                   (Officer's signature)


                                           Title: Vice President and
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                                                  Chief Financial Officer
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